June 1, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Miles R. Itkin
Senior Vice President, Chief Financial Officer and Treasurer
666 Third Avenue
New York, New York 10017

Re:	Overseas Shipholding Group, Inc.
	Form 10-K for the year ended December 31, 2005
	Form 10-Q for the quarter ended March 31, 2006
	Commission file #: 001-06479

Dear Mr. Itkin:

      We have reviewed your May 17, 2006 response letter and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2005

Risk Factors
OSG`s vessels call on ports located in countries that are subject to restrictions..., page 37
1. We note your response to comment 3 in our letter dated April
13,
2006. Please confirm to us, if true, that you do not participate in the management of any of your foreign subsidiaries that own vessels that have called or call upon Iranian ports.
2. With respect to the vessels you have contributed to pools, it is not clear to us from your response whether you maintain ownership of those vessels, or the vessels are owned by one or more of your foreign subsidiaries. If you maintain ownership of the vessels, it would appear to us that you maintain managerial responsibility for the vessels, and have simply delegated that responsibility to the pool operators, pursuant to a contractual arrangement. If you own the vessels, please address for us the issue of whether such delegation of managerial responsibility pursuant to a contractual arrangement under the terms of which your vessels may call on Iranian ports is consistent with the requirement under the OFAC Iran sanctions that U.S. persons not participate in transactions with Iran. If the vessels are owned by one or more of your foreign subsidiaries, please confirm to us, if true, that you do not participate in the management of those foreign subsidiaries.

Item 6. Selected Financial Data, page 41

3. We note from your response to our prior comments 6 and 10 that you believe your current presentation of time charter equivalent revenues in the table of selected financial data is appropriate. As explained below, our current position is that time charter equivalent revenue should not be presented on the face of the financial statements and should be included in an "other data" section at the bottom of the table of selected financial data. Also, a reconciliation of this measure to the appropriate GAAP measure should be included in a footnote reference. Please revise your selected financial data for all periods presented accordingly.
Management`s Discussion and Analysis

Income from Vessel Operations, page 52

4. We note from your responses to our prior comments 7 and 10 that you do not believe you need to include a reconciliation of "TCE Revenues" in Note D to the financial statements and therefore do not intend to revise MD&A to include a cross reference to the reconciliation of the measure. As discussed below in our other comment on Note D, we believe a reconciliation of "TCE Revenues" should be included in Note
D and continue to believe that your MD&A section should be revised to include a cross reference to the note in which the reconciliation of these measures to the related GAAP measure will be included. Please revise your filing accordingly.

Financial Statements

Statements of Operations, page 70

5. We note from your response to our prior comment 10 that you believe your current presentation of Time Charter Equivalent Revenues on the face of the Statements of Operations is appropriate. It is our current position that presentation of a measure such as Time Charter
Equivalent Revenue on the face of the income statement is not in accordance with generally accepted accounting principles or Regulation
S-X. We continue to believe that there is no basis for classifying voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses which are included in ship operating expenses in your financial statements. Also, since there appears to be no basis for classifying revenues net of voyage expenses pursuant to EITF 99-19, as previously requested, please revise your financial statements to reflect revenues on a gross basis and to classify voyage expense as a component of ship operating expenses. Please note that we will not object to management`s use of the measure "time charter equivalent revenues" for purposes of assessing the operating performance of the Company`s segments or for purposes of the Company`s MD&A discussion if this measure is used by management in evaluating the Company`s operating performance.

Statements of Cash Flows, page 71

6. We note from your response to our prior comment 12 that you believe your presentation of payments for drydocking as an investing activity in the statements of cash flows is appropriate. We continue to believe, however, that you should present the cash flows related to drydocking payments as an operating activity. There are currently two allowable methods for companies to use in accounting for dry docking costs; expense as incurred or capitalize and amortize over the drydocking cycle. There should not be a benefit regarding presentation in the statement of cash flows for choosing one method over the other, and if you had chosen to expense these costs as incurred they would be included in cash flow from operations. Accordingly, please revise to present the cash flows related to drydocking payments as an operating activity.

Notes to the Financial Statements

Note A. Summary of Significant Accounting Policies
9. Revenue and Expense Recognition

7. We note from your response to our prior comment 13 that you believe your expense recognition policy for voyage expenses is in compliance with EITF 91-9. However, we continue to believe that your expense recognition policy for voyage expenses does not comply with this guidance, since voyage expenses should be expensed as incurred not recognized ratably over the voyage. There does not appear to be a basis under GAAP or more specifically under EITF 91-9 for accounting voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses. Please revise your financial statements for all periods presented to recognize voyage expenses as incurred.

Note C. Acquisition of Stelmar Shipping Ltd.

8. We note from your response to our prior comment 15 that you do not intend to comply with our comment and remove the pro forma time charter equivalent revenue information from this note. We continue to believe that the GAAP revenue measure (i.e., gross revenues), rather than the non-GAAP measure, TCE revenues, should be presented in this note to be consistent you`re your revised financial statement presentation. Also, see our related comment above relative to your statement of operations.

Note D. Business and Segment Reporting

9. We note from your response to our prior comment 16 that you will include a reconciliation of "income from vessel operations" for the reportable segments to the amount of "income from vessel operations" as shown in the consolidated statements of operations. As required by paragraph 32 of SFAS No. 131, the total of the reportable segments` measures of profit or loss should be reconciled to the consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles. Because "income from vessel operations" is your only segment measure of profit or loss, it should be reconciled in Note D to income before taxes rather than the corresponding "income from vessel operations" line item on the statement of operations.
Also, as
previously requested, a reconciliation of the measure "time charter equivalent revenues" to the Company`s consolidated total revenues will be required as result of changes required in your statements of operations as a result of our prior comment outlined above.

Note F. Joint Ventures, Equity Method Investments and Pooling
Arrangements

10. We note from your response to our previous comment 18 that distributions from Panamax International are made relative to the earnings capabilities of the vessels and are not based on ownership interest. However, we are still unclear as to why you are not accounting for the results of operations of Panamax International using the equity method of accounting. Please provide us your basis, including the relevant technical accounting literature, for not accounting for this 50% owned entity using the equity method of accounting. Include in your response an explanation of how the Panamax International pool is managed, including the nature of each of your responsibilities for the pool. Also, we note your disclosure in
Note F states that nine of your Panamax vessels are included in the thirteen vessel pool, whereas your response to comment 18 indicates that the pool includes only five of your vessels. Please resolve this inconsistency.

Note N. Leases
- Charters-out

11. We have reviewed your responses to our prior comment numbers
21
and 22 in which you explain your rationale for capitalizing the payments made to cancel the purchase options associated with certain vessels during 2005. However, given that the payments were made to terminate past contractual arrangements and do not improve the vessels in any manner or extend their useful lives, we continue to believe these payments should have been expensed rather than capitalized as part of the costs of the vessel. Furthermore, we do not believe that the fact that the book values of the vessels at the time the payments were made plus the amounts paid to cancel the options, were less than the related fair values of the vessels, provides justification for the treatment used. Furthermore, we are unclear as to "probable future benefit obtained" as a result of making these payments, since one of these vessels was sold shortly after making the related option termination payment. As a result, we do not believe recognition of an asset in accordance with the guidance in Concept Statement No. 6 is appropriate. Accordingly, please revise to reflect the $2,485,000 and
$5,500,000 payments made during 2005 as expenses rather than as additions to the costs of the related vessels.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006 Management`s Discussion and Analysis
General and Administrative Expenses

12. We note the disclosure indicating that general and
administrative
expenses increased by approximately $3,400,000 during the first quarter of 2006 due to the recognition of targeted cash incentive compensation ratably over 2006 whereas in prior years such incentive compensation was recognized in the fourth quarter. Please tell us why
you changed your expense recognition policy with respect to these compensation arrangements and explain why you believe both your prior and current treatment are appropriate. As part of your response, please indicate the terms of the arrangements under which these cash compensation payments are required and tell us the amount of compensation expense that was recognized in the fourth quarter of 2005 in connection with these compensation arrangements. We may have further comment upon receipt of your response.

Form 8-K furnished March 1, 2006, November 3, 2005, August 5, 2005 and
May 5, 2005

13. We note from your response to our prior comment 26 that you have included a reconciliation of income from vessel operations for the reportable segments to the directly comparable financial measure included in the statements of operations. Please revise your reconciliation in future filings to reconcile to consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles. Additionally, consistent with our comment on removing TCE Revenue from the face of the statements of operations, please include a reconciliation of the measure "time charter equivalent revenues" to the Company`s consolidated total revenues in future earnings releases filed on Form 8-K.

* * * * * * * * * * * * * * * * * * * * * * *

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions, except for comments 1-2 relating to the Risk
Factors section for which you should contact Pradip Bhaumik at 202-
551-3333.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Miles R. Itkin
Overseas Shipholding Group, Inc.
June 1, 2006
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